Issuer Free Writing Prospectus, dated February 11, 2008
Filed by: Flotek Industries, Inc. pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-148384

Common Stock

This information supplements the information contained in the preliminary prospectus supplement dated February 5, 2008 to the base prospectus dated February 5, 2008.

Issuer:	Flotek Industries, Inc.
Ticker / Exchange:	FTK / New York Stock Exchange (“NYSE”)
Title of Securities:	Common Stock
Total Number of Shares Offered:	3,800,000
Total Number of Shares Initially Offered:	3,138,200
Initial Offering Price:	$17.50
Concurrent Offering of Convertible Notes:

Concurrently with the offering of Common Stock, we have agreed to issue $100,000,000 principal amount of 5.25% Convertible Senior Notes Due 2028 (the “Notes”) by means of a separate prospectus supplement in an offering registered under the Securities Act of 1933. Bear, Stearns & Co. Inc., the underwriter of the Common Stock offering, is acting as the underwriter for the Notes offering.

The initial conversion price for the Notes will be approximately $22.75 per share of FTK common stock, representing a 30% premium to the reference price of $17.50 per share. We have granted a 13-day over-allotment option with respect to an additional $15,000,000 principal amount of Notes.

As a result of the offering of the Notes at an annual interest rate of 5.25%, our pro-forma interest expense for the year ended December 31, 2006 will be approximately $9.1 million, resulting in pro-forma provision for income taxes of approximately $5.6 million; pro-forma net income of approximately $11.7 million; pro-forma basic earnings per common share of $0.68; and pro-forma diluted earnings per common share of $0.63. Our pro-forma interest expense for the nine months ended September 30, 2007 will be approximately $7.8 million, resulting in pro-forma provision for income taxes of approximately $8.3 million; pro-forma net income of approximately $14.0 million; pro-forma basic earnings per common share of $0.77; and pro-forma diluted earnings per common share of $0.73.

Trade Date:	February 11, 2008
Settlement Date:	February 14, 2008
CUSIP/ISIN NUMBER:	343389102/US3433891021
Underwriter:	Bear, Stearns & Co. Inc.

In addition to the documents specified on page S-i of the preliminary prospectus supplement dated February 5, 2008, three Current Reports on Form 8-K, each filed by us on February 5, 2008, and one Current Report on Form 8-K filed by us on February 7, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K), are specifically incorporated by reference therein.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Dated: February 11, 2008

2